July 31, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stacie Gorman

Re:	Request for Acceleration of Effectiveness
Ready Capital Corporation
Registration Statement on Form S-3
File No. 333-240086

Dear Ms. Gorman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ready Capital Corporation (the "Company") hereby requests that the effective date and time of the above-referenced Registration Statement on Form S-3 be accelerated to 5:00 p.m., Eastern Time, on August 4, 2020, or as soon thereafter as practicable.

If you have questions or comments regarding this request, please call Jacob A. Farquharson of Clifford Chance US LLP at (212) 878-3302.

Sincerely,

Ready Capital Corporation

/s/ Andrew Ahlborn

Andrew Ahlborn
Chief Financial Officer

cc:	Jacob A. Farquharson, Esq.